                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           SIMON PROPERTY GROUP, INC.
                             SPG REALTY CONSULTANTS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


           COMMON STOCK, PAR VALUE $.0001 PER SHARE OF SIMON PROPERTY
          GROUP, INC. PAIRED WITH A BENEFICIAL INTEREST IN SPG REALTY
             CONSULTANTS, INC. COMMON STOCK, PAR VALUE $.0001 PER SHARE.
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   828806 10 9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 24, 1998
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act.

CUSIP No.  828806 10 9                                             Page 2 of 7
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               EDWARD J. DEBARTOLO, JR.
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY


-------------- -----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------- ----- ----------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                                                      1,019,600
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
                             6    SHARED VOTING POWER

                                                                     19,453,289
--------------------------- ----- ----------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                                                      1,019,600
--------------------------- ----- ----------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                                                     19,453,289
-------------- -----------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          20,472,889
-------------- -----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
                                                                            [ ]
-------------- -----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          9.99%
-------------- -----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                                           IN
-------------- -----------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.  828806 10 9                                             Page 3 of 7
-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               NID CORPORATION
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY


-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio
--------------------------- ----- ---------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                                                             0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                                                    16,179,802
--------------------------- ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                                                             0
--------------------------- ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                                                    16,179,802
-------------- ----------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          16,179,802
-------------- ----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
                                                                            [ ]
-------------- ----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          7.9%
-------------- ----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                                   CO
-------------- ----------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.  828806 10 9                                             Page 4 of 7

Item 1(a)         Name of Issuers:

                           Simon Property Group, Inc. ("SPG")
                           SPG Realty Consultants, Inc. ("SRC")


Item 1(b)         Address of Issuer's Principal Executive Offices:

                           115 West Washington Street
                           Indianapolis, Indiana 46204


Items 2(a), 2(b)           Name of Persons Filing; Address of Principal
          and 2(c)         Business Office; and Citizenship

             Name:         NID CORPORATION

             Address:      100 DeBartolo Place, Suite 300
                           Youngstown, Ohio 44513

             Citizenship:  Ohio

             Name:         EDWARD J. DEBARTOLO, JR.

             Address:      100 DeBartolo Place, Suite 300
                           Youngstown, Ohio 44513

             Citizenship:  U.S.A.

Item 2.      (d)  Title of Class of Securities:

             SPG common stock, par value $.0001 per share (the "SPG Common Stock") paired with a beneficial interest in the SRC common stock, par value $.0001 per share (the "SRC Common Stock") (together the SPG Common Stock and the SRC Common Stock are the "Paired Shares").

Item 2.      (e)  Cusip Number:

                           828806 10 9

CUSIP No.  828806 10 9                                             Page 5 of 7

Item 3. Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

           (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.    Ownership

NID CORPORATION

           (a)    Amount beneficially owned(1):                      16,179,802

           (b)    Percentage of class(2):                                   7.9%

           (c)    Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:            0
                  (ii)   Shared power to vote or to direct the vote: 16,179,802
                  (iii)  Sole power to dispose or to direct the
                         disposition of:                                      0
                  (iv)   Shared power to dispose or to direct the
                         disposition of:                             16,179,802

EDWARD J. DEBARTOLO, JR.

           (a)    Amount beneficially owned(3):                      20,472,889

           (b)    Percentage of class(2):                                  9.99%

           (c)    Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:    1,019,600
                  (ii)   Shared power to vote or to direct the vote: 19,453,289
                  (iii)  Sole power to dispose or to direct the
                         disposition of:                              1,019,600
                  (iv)   Shared power to dispose or to direct the
                         disposition of:                             19,453,289

CUSIP No.  828806 10 9                                             Page 6 of 7

(1) Includes: (i) 349,402 Units held by Rues Properties, Inc., a wholly-owned subsidiary of NID Corporation, (ii) 232,934 Units held by Rues Properties LLC, a subsidiary of NID Corporation, (iii) 576,850 Units held by Cheltenham Shopping Center Associates, a subsidiary of NID Corporation, (iv) 5,397,927 Units held by EJDC LLC, a wholly-owned subsidiary of NID Corporation, (v) 2,259,894 Units held by DeBartolo LLC, a wholly-owned subsidiary of NID Corporation, (vi) 5,453,559 Units held by Great Lakes Mall LLC, a subsidiary of NID Corporation, (vii) 1,905,236 Units held by NIDC LLC, a subsidiary of NID Corporation, and (viii) 4,000 shares of Class C Common Stock (as defined below) held by NID Corporation.

(2) Based on the Quarterly Report on Form 10-Q, filed by SPG and SRC on November 8, 2002 there were 184,434,340 shares of SPG Common Stock outstanding as of October 15, 2002; including 3,200,000 shares of SPG class B common stock, par value $.0001 per share (the "Class B Common Stock"); and 4,000 shares of SPG class C common stock, par value $.0001 per share (the "Class C Common Stock"), each of which are paired with a beneficial interest in 1/100th of a share of SRC Common Stock. The percentage also includes the currently exercisable right to acquire 20,468,889 shares of SPG Common Stock upon the conversion of units of partnership interests in Simon Property Group, L.P, (the "Units") beneficially held by Mr. DeBartolo or NID Corporation.

(3) Includes: (i) 4,000 shares of Class C Common Stock held by NID Corporation, an entity controlled by Mr. DeBartolo, (ii) 1,019,600 Units held directly by Mr. DeBartolo, (iii) 16,175,802 Units which are held by various subsidiaries of NID Corporation (see note 2 above), an entity controlled by Mr. DeBartolo, (iv) 740,000 Units held by DeBartolo Funding LLC, an entity controlled by Mr. DeBartolo (these Units were transferred from the Estate of Edward J. DeBartolo to DeBartolo Funding LLC in July 2002), (v) 2,127,342 Units held by the Estate of Edward J. DeBartolo (Mr. DeBartolo is the executor and beneficiary of the estate), (vi) 134,372 Units held by the Lisa M. DeBartolo Revocable Trust of which Mr. DeBartolo is the trustee, (vii) 134,372 Units held by the Tiffanie L. DeBartolo Revocable Trust of which Mr. DeBartolo is the trustee, (viii) 134,372 Units held by the Nicole DeBartolo Revocable Trust of which Mr. DeBartolo is the trustee, (ix) 3,029 Units held by Cynthia R. DeBartolo, Mr. DeBartolo's wife, and (x) does not include 463,271 Units redeemed by SPG from the Estate of Edward
J. DeBartolo during September 2000.

Item 5. Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

                           N/A

CUSIP No.  828806 10 9                                             Page 7 of 7

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  N/A

Item 8.      Identification and Classification of Members of the Group:

                  N/A

Item 9.      Notice of Dissolution of Group:

                  N/A

Item. 10.    Certification (see Rule 13d-1(b) and (c)):

                  N/A


EXHIBITS

Exhibit A Joint Filing Agreement and Power of Attorney.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated:  December 19, 2002


                                            EDWARD J. DEBARTOLO, JR.
                                            NID CORPORATION



                                            By: /s/ Lynn E. Davenport
                                                -------------------------------
                                                     Attorney-in-Fact

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT
                                       AND
                                POWER OF ATTORNEY

         This Joint Filing Agreement and Power of Attorney (the "Agreement") dated December 19, 2002, by and among Edward J. DeBartolo and NID Corporation, an Ohio corporation (collectively, the "Reporting Persons").

         The Reporting Persons agree to jointly prepare and file with the United States Securities and Exchange Commission (the "SEC") a Schedule 13G and any attachments thereto reporting each of the Reporting Persons' beneficial ownership of paired shares of the common stock of Simon Property Group, Inc., a Delaware corporation ("SPG") and SPG Realty Consultants, Inc., a Delaware corporation ("SRC")and affirm that such Schedule 13G and any attachments thereto are being filed on behalf of each of the Reporting Persons.

         The Reporting Persons constitute and appoint each of Arthur D. Wolfcale, Esq. and Lynn E. Davenport acting jointly or separately, as the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the Reporting Persons, in the Reporting Persons' capacity as holder of the securities of SPG and SRC, any Schedule 13G or any amendments thereto;

         (2) do and perform any and all acts for and on behalf of the Reporting Persons which may be necessary or desirable to complete and execute any such Schedule 13G or any amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Reporting Persons, it being understood that the documents executed by such attorney-in-fact on behalf of the Reporting Persons pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The Reporting Persons grant to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever necessary, appropriate or convenient to be done in the exercise of any of the rights and powers granted in this Agreement, as fully to all intents and purposes as the Reporting Persons might or could do if personally present, with full power of substitution or revocation, ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Agreement and the rights and powers granted in this Agreement. The Reporting Persons acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of the Reporting Persons, is not assuming any of the Reporting Persons' responsibilities to comply with Section 13 of the Securities Exchange Act of 1934, as amended.

         This Agreement shall remain in full force and effect until the Reporting Persons are no longer required to file any Schedule 13G with respect to the Reporting Persons' holdings of and transactions in securities issued by SPG and SRC, unless earlier revoked by the Reporting Persons in a signed writing delivered to the foregoing attorney-in-fact.

         This Agreement may be executed in counterparts each of which shall be deemed an original but all of which together constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

                               NID CORPORATION
                               (f/k/a The Edward J. DeBartolo Corporation)

                               By: /s/ Edward W. Muransky
                                   ----------------------------------------
                               Its: President
                                   ----------------------------------------


                                /s/ Edward J. DeBartolo, Jr.
                               --------------------------------------------
                               Edward J. DeBartolo, Jr.